430 North McCarthy Boulevard Milpitas, CA 95035 USA Tel 408.546-5000 Fax 408 546-4300 www.jdsu.com

FOIA Confidential Treatment of Limited Portions

Requested by JDS Uniphase Corporation, pursuant to

Rule 83 (17 C.F.R. § 200.83)

February 25, 2010

Ms. Julie Sherman

Accounting Reviewer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation

Form 10-K for the fiscal year ended June 27, 2009

Filed August 24, 2009

File No. 000-22874

Dear Ms. Sherman:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 27, 2009 filed on August 24, 2009, with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette

Dave Vellequette

Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to comment letter dated January 28, 2010

2. SAB99/108 Analyses

Re:	JDS Uniphase Corporation

Form 10-K for the fiscal year ended June 27, 2009

Filed August 24, 2009

File No. 000-22874

Dear Ms. Sherman:

This letter responds to your comment letter dated January 28, 2010, to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The comments of the Commission staff (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

Form 10-K for the Year ended June 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 50

1.	We noted that your fiscal year 2009 revenue has decreased by approximately 15% as compared to the previous year and that the decrease in 2009 revenue compared to 2008 revenue was primarily a result of declines in customer demand due to the general economic slowdown, offset in part by increased revenues related to your acquisition of ABNH. In light of the material decline in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure appears broad and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor (i.e. such as price changes and / or volume changes by type of product), disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A. As part of your response, please provide us with your proposed disclosure to include in future filings that addresses our concerns. See Item 303 of Regulation S-K and FR-72 for guidance.

Company Response:

The Company proposes to revise its disclosure in its future filings in response to this comment as shown in the following blackline version. The revised subsections noted below are not all of the subsections in the Results of Operations section. The other sections have not been revised because the Company deems the disclosure in these subsections to be adequate. As requested by the Staff, the Company also undertakes to include similar disclosure in future filings. The Company informs the Staff that it has incorporated the above comment in its Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Form 10-Q for the fiscal quarter ended January 2, 2010, filed with the Commission on February 5, 2010 (the “Second Qtr Form 10-Q”).

Net Revenue

Net revenue in fiscal 2009 decreased 15%, or $235.7 million, to $1,294.4 million from $1,530.1 million in fiscal 2008. The decrease is primarily due to reduced demand in our Communications and Commercial Optical Products and Communications Test and Measurement segments due to the general economic slowdown. Communications and Commercial Optical Products revenue were down $133.0 million as a result of end of life of some of the low margin product offerings year over year as well as market softness for some of our end of life products, which impacted volume/price or both, and slowness in the system deployments of our customers. Additionally, the decline in the semiconductor market in North America combined with a major reduction in volume from a key customer in Asia in the second half of fiscal 2009, and bankruptcy of a major North American customer further reduced year over year revenues. Revenue in our Communications Test and Measurement segment decreased $104.4 million compared to prior year, primarily driven by budget freeze and decreased capital spending from key customers as a result of the general economic slowdown. Revenue in our Advanced Optical Technologies segment increased $1.9 million compared to prior year resulting from the acquisition of ABNH during the previous fiscal year. This increase was partially offset by decreases in demand for certain other products due to reduction in new currency roll outs and the decline in credit card issuances experienced in fiscal 2009.

Gross Profit

Gross profit in fiscal 2009 decreased 17%, or $99.2 million, to $492.1 million from $591.3 million in fiscal 2008. As a percentage of revenue, gross profit decreased from 39% in fiscal 2008 to 38% in fiscal 2009. The decrease is primarily due to reduced demand in our Communications and Commercial Optical Products and Communications Test and Measurement segments due to the general economic slowdown, although we have been largely able to maintain our margin percentage due to a focus on higher margin products, cost containment, and the end of life of less profitable product lines. Gross profit in our Advanced Optical Technologies segment increased resulting from the acquisition of ABNH during last fiscal year and lower depreciation expense and manufacturing spending. This increase was partially offset by the general economic slowdown. Gross profit excluding amortization expense of acquired developed technologies in fiscal 2009 decreased 16%, or $99.4 million; to $541.0 million from $640.6 million in fiscal 2008.

Research and Development (“R&D”)

R&D expense in fiscal 2009 decreased 10%, or $18.0 million, to $170.1 million from $188.1 million in fiscal 2008. The decrease is primarily as a result of cost reduction initiatives implemented, with the majority concentrated in North America and Europe, to align expense levels to the reduced demand levels due to economic slowdown, offset by increased investment in the Authentication Solutions business unit. As a percentage of revenue, R&D expense increased from 12% in fiscal 2008 to 13% in fiscal 2009.

Selling, General and Administrative (“SG&A”)

SG&A expense in fiscal 2009 decreased 11%, or $51.2 million, to $404.6 million from $455.8 million in the fiscal 2008. The decrease is primarily due to decreased selling expense resulting from the reduced revenues. Further decreases resulted from cost reduction initiatives across the Company, including reductions in consulting, performance based employee compensation, 14% decrease in headcount, recruitment and other outside services, offset by upgrades to the company’s ERP system. Also, fiscal 2008 included the one-time expense related to legal settlement with Northrop Grumman Guidance and Electronics Company (previously named Litton Systems, Inc.) totaling $20 million. As a percentage of revenue, SG&A expenses increased from 30% in fiscal 2008 to 31% in fiscal 2009.

Financial Statements, page 73

Note 1. Basis of Presentation, page 77

Out of Period Adjustments, page 77

2.	We see that you recorded adjustments related to your cost of sales, operating expenses and certain balance sheet accounts in 2009 and adjustments related to revenue, cost of sales, operating expenses, income tax expense and certain balance sheet accounts in 2008. Tell us more about these adjustments, including the amounts related to each adjustment and the period to which each adjustment relates. In addition, tell us how management concluded these adjustments were not material to each related period and provide us with your SAB 99 and SAB 108 analysis.

Company Response:

The Company has applied SAB 99, SAB 108, and other guidance to analyze whether the effect of out of period adjustments on the financial statements are material. Based on our analysis of both quantitative and qualitative factors, management has concluded that the Company’s decision to record the out of period adjustments in FY09 and FY08 would not: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available or (ii) have changed or influenced the reasonable person’s judgment in relying upon the Company’s financial statements in the light of surrounding circumstances.

For the reasons explained in the SAB 99 and SAB 108 analysis attached hereto, the Company believes that the adjustments recorded in 2009 and 2008 are not material to each related period.

Note 6. Investments and Fair Value Measurements, page 106

Fair Value Measurements, page 110

3.	We see from your table that you have determined the fair value of approximately $262.5 million based on level 1 inputs and approximately $389 million based on level 2 inputs. Your discussion regarding the inputs used to measure the fair value of these related is vague and does not clearly distinguish the level 2 inputs from the level 1 inputs where quoted prices in active markets are available. Please tell us, and revise your disclosure in future filings to clearly explain the nature of the level 2 inputs used to measure the fair value of level 2 inputs.

Company Response:

The Company proposes to revise its disclosure in future filings to take into account the Staff’s comment. The Company informs the Staff that it has incorporated the above comment in the Second Qtr Form 10-Q and included the language quoted below in that filing. The Company believes that the revised disclosure clearly distinguishes the nature of level 2 inputs from level 1 inputs to measure fair value of investment securities. The Company also undertakes to include similar language in future filings.

“The Company measures its cash equivalents, marketable securities, and foreign currency forward contracts at fair value, which does not materially differ from the carrying values of these instruments in the financial statements.”

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. There is an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions about the factors that market participants would use in valuing the asset or liability.

The Company’s cash and investment instruments are classified within Level 1, Level 2 or Level 3 of the fair value hierarchy based on quoted prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

•

Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets. Level 1 assets of the Company include money market funds and U.S. Treasury and Agency securities as they are traded in active markets with sufficient volume and frequency of transactions.

•

Level 2 includes financial instruments for which the valuations are based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities consist of certain marketable debt instruments and foreign currency forward contracts for which values are determined using inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 instruments of the Company include certain U.S. Government securities, commercial paper, corporate and municipal bonds and notes, asset-backed securities, and foreign currency forward contracts.

•

Level 3 includes financial instruments for which fair value is derived from valuation based on inputs that are unobservable and significant to the overall fair value measurement. Level 3 assets of the Company consist of an investment in the Reserve Primary Money Market Fund (the “Reserve Fund”).

The bond parity derivatives related to the convertible notes are classified within Level 1 because they are valued using quoted market prices in active markets. The fair value of the derivatives is approximately zero.

The following table provides a summary of changes in fair value of the Company’s Level 3 financial assets as of January 2, 2010 (in millions):

The Reserve Fund
Balance as of June 27, 2009	$2.8
Cash receipt from The Reserve Fund	(0.7)

Balance as of January 2, 2010	$2.1

As of January 2, 2010, the Company classified its investment in the Reserve Fund as a current asset because it reasonably expects that it will be able to redeem this investment and have the proceeds available for use in its operations within the next twelve months. However, the Company is not dependent on liquidating this investment in the next twelve months in order to meet its liquidity needs.

Total financial assets at fair value classified within Level 3 were 0.1% of total assets on the Company’s consolidated balance sheet as of January 2, 2010.”

Note 11. Restructuring and Related Charges, page 120

4.	We see that you recorded restructuring charges in 2009, 2008 and 2007 and explain in each year only that the charges were primarily related to the further consolidation of your manufacturing operations. Please tell us and revise future filings to more fully explain your restructuring plans and provide the disclosures required by FASB ASC 420-10-50, including a description of the exit or disposal activities, the facts and circumstances leading to the expected activities, and the expected completion date.

Company Response:

The Company proposes to revise its disclosure in future filings to take into account the Staff’s comment. The Company informs the Staff that it has incorporated the above comment in the Second Qtr Form 10-Q and included the language quoted below in that filing. The Company believes that the revised disclosure addresses the Staff’s comments and undertakes to include similar language in future filings.

“The Company continues to take advantage of opportunities to further reduce costs through targeted restructuring events intended to consolidate the Company and rationalize the manufacture of its products based on core competencies and cost efficiencies, together with the need to align the business in response to the current significant weakening in market conditions. As of June 27, 2009 the Company’s total restructuring accrual was $22.0 million.

During fiscal 2009, the Company recorded $38.7 million in restructuring and related charges. The charges were primarily a result of the following: (i) $26.1 million for severance and benefits primarily in the Communications Test and Measurement and the Communications and Commercial Optical Product segment. The Communications Test and Measurement segment restructured and reorganized to improve the efficiency of the research and development organization. The strategy included reducing/rationalizing headcount, moving significant work to less expensive offshore contractors, and consolidating and centralizing similar functions to fewer sites designed to improve leverage. The Company expects these activities to be completed at or near the end of the third quarter of fiscal 2010. Additionally, the Company implemented a restructuring plan for its Germany site to significantly change the overall cost structure and complexity of the site, and to align the cost of the site more with market demand. Activities included outsourcing of manufacturing to a contract manufacturer and other initiatives to reduce the overall complexity of processes and the organization. The Company expects these activities to be completed at or near the end of the second quarter of fiscal 2012. The Communications and Commercial Optical Products segment outsourced its manufacturing capability at the Shenzhen facility to Sanmina-SCI, which was completed in the third quarter of fiscal 2009; (ii) $7.9 million for manufacturing transfer costs primarily in the Communications and Commercial Optical Products segment, which were the result of simplifying the Company’s operating model by reducing its manufacturing costs. A majority of these charges were due to (a) the closure of sites in Colorado and California and the related transfer of certain production processes into existing sites in California, which the Company expects to be completed at or end the end of the fourth quarter of fiscal 2010, (b) the transition of the Company’s North American manufacturing to Asia related to certain products, which the Company expects to complete at or near the end of the first quarter of fiscal 2011, and (c) the consolidation and relocation of a portion of its Lasers manufacturing operations to a contract manufacturer, which the Company expects to complete at or near the end of the second quarter of fiscal 2010; and (iii) $4.7 million for lease costs primarily in the Communications Test and Measurement segment as the Company vacated the office space to reduce operating costs and improve synergies by consolidating the operations into the existing Ottawa, Canada site. As a result of the above mentioned activities, it will account for the termination of 2,814 employees—602 in North America, 2,103 in Asia, and 109 in Europe. Of these reductions to headcount, 2,453 were in manufacturing, 130 in research and development and 231 in sales, general and administration functions. As of June 27, 2009, 2,563 of these employees have been terminated. Payments related to severance and benefits are expected to be paid off by the third quarter of fiscal 2016 and payments related to lease costs are expected to be paid by the fourth quarter of fiscal 2014. The related charges are primarily associated with the move from one contract manufacturer to another.

During fiscal 2008, the Company recorded $6.7 million in restructuring and related charges. The charges were primarily a result of the following: (i) $6.2 million for severance and benefits primarily in the Communications Test and Measurement segment, which were the result of a reduction in labor force to better streamline the segment and to scale the business to a lower expense level to improve profitability. The Company expects these activities to be completed at or near the end of the fourth quarter of fiscal 2010; (ii) $0.2 million for manufacturing transfer cost primarily in the Communications and Commercial Optical Products segment, which were the result of a reduction in force in the Lasers Sales and Marketing organization initiated in the second fiscal quarter of 2008 and completed in the third quarter of fiscal 2008 and a reduction in force in the Company’s manufacturing operations organization related to obsolescing certain low margin product offerings initiated in the first quarter of fiscal 2008 and completed in the third quarter of fiscal 2008; and (iii) $0.3 million for lease costs for additional restructured space primarily in the Communications and Commercial Optical Products segment related to the consolidation of research & development space at the Company’s Colorado site initiated and completed in the fourth quarter of fiscal 2008. As a result of the above mentioned activities, it will account for the termination of 159 employees—114 in North America, 29 in Asia, 15 in Europe and 1 in Latin America. Of these reductions to headcount, 95 were in manufacturing, 25 in research and development and 39 in sales, general and administration functions. As of June 27, 2009, 149 of these employees have been terminated. Payments related to severance and benefits are expected to be paid off by the third quarter of fiscal 2013 and payments related to lease costs are expected to be paid by the fourth quarter of fiscal 2012. In addition during fiscal 2008, the Company also recorded a lease exit charge, net of assumed sub-lease income, of $5.4 million related to the Ottawa facility that was included in selling, general and administrative expenses. The payments related to these lease costs are expected to be paid by the third quarter of fiscal 2018.

During fiscal 2007, the Company recorded $14.7 million in restructuring and related charges. The charges were primarily a result of the following: (i) $5.6 million for severance and benefits primarily in the Communications and Commercial Optical Products segment relating to the transfer of certain manufacturing from a California site to a contract manufacturer in Asia; (ii) $11.2 million for manufacturing transfer cost primarily in the Communications and Commercial Optical Products segment relating to the closure and transfer of certain manufacturing from Canada and New Jersey sites to contract manufacturers in Asia initiated in fiscal 2006 and completed in fiscal 2007; and (iii) $(2.1) million for lease costs which include $(2.5) million gain on the settlement of lease obligations, $0.6 million for additional restructured space, and $(0.2) million to adjust accruals on previously restructured leases. These charges were primarily related to the further consolidation of the Company’s manufacturing operations. As a result of the above mentioned activities, it will account for the termination of 241 employees—237 in North America and 4 in Asia. Of these reductions to headcount, 182 were in manufacturing, 41 in research and development and 18 in sales, general and administration functions. As of June 27, 2009, 189 of these employees have been terminated. In the third quarter of fiscal 2008, the Company decided that 52 employees located in North America would not be terminated, and as a result, a restructuring accrual of $0.1 million was reversed. Payments related to severance and benefits are expected to be paid off by the second quarter of fiscal 2009 and payments related to lease costs are expected to be paid by the first quarter of fiscal 2014.”

FOIA Confidential Treatment of Limited Portions

Requested by JDS Uniphase Corporation, pursuant to

Rule 83 (17 C.F.R. § 200.83)

Memo

FY08 and FY09 – Annual out of period adjustment assessment

Issue:

Does the recognition of out of period adjustments in the financial statements in the period in which they are identified, considering judicial precedent, current accounting literature and SEC guidance materially misstate the FY09 and FY08 financial statements?

Conclusion:

JDSU has applied SAB 99’s analytical framework, relevant sections of APB 28, CON 2, SFAS 154, SAB 108 to analyze whether the effect of out of period adjustments on the financial statements are material. Based on our analysis of both quantitative and qualitative factors, management has concluded that the company’s decision to record the out of period adjustments in FY09 and FY08 would not: (i) be viewed by the reasonable investor as having significantly altered the “total mix” of information made available or (ii) have changed or influenced the reasonable person’s judgment in relying upon the company’s financial statements in the light of surrounding circumstances.

Management and the Audit Committee believe that such amounts are not material to the current and previously reported financial statements.

As we discussed with the SEC staff in a conference call on June 11, 2007 regarding their SEC Comment Letters, the Company will continue to disclose the amount of out of period adjustments in the MD&A discussion and in the footnotes to any financial statements filed with the SEC. We disclosed the following in the FY09 Form 10-K:

Out of Period Adjustments

In fiscal 2009, we recorded adjustments primarily related to cost of sales, operating expenses, and certain balance sheet accounts. These adjustments resulted in additional net loss of $0.6 million recorded in current fiscal year. As a result of these adjustments, the operating loss for fiscal 2009 increased by $0.6 million. There was no impact on net loss per share in fiscal 2009 from these adjustments.

In fiscal 2008, the Company recorded adjustments primarily related to revenue, cost of sales, operating expenses, income tax expense, and certain balance sheet accounts. These adjustments resulted in additional net income of $2.1 million recorded in fiscal 2008. As a result of these adjustments, the operating loss for fiscal 2008 decreased by $3.1 million and was partially offset by $1.0 million related to tax provision adjustments. There was a positive impact on net loss of $0.01 per share in fiscal 2008 from these adjustments.

In fiscal 2007, the Company recorded adjustments primarily related to retention bonuses, interest expense, manufacturing, and inventory. These adjustments resulted in additional net loss of $1.5 million recorded in the current fiscal year. As a result of these adjustments, the operating loss for fiscal 2007 increased by $3.9 million and was partially offset by $2.4 million related to adjustments for interest expense, tax provision, and foreign exchange. There was a negative impact on net loss per share of $0.01 in fiscal 2007 from these adjustments.

Management and the Audit Committee believe that such amounts are not material to the current and previously reported financial statements.

Discussion:

We believed, by assessing the impact of out of period adjustments identified in FY09 and FY08 together, we would simplify the assessment process to take into account the out of period adjustments identified in FY09 and FY08 and originated in FY08 and prior periods.

The out of period adjustments, identified in FY09, relating to the statement of operations had increased net loss of $0.6 million, from $865.8 million to $866.4 million. The out of period adjustments, identified in FY08, relating to the statement of operations had decreased net loss of $2.1 million, from $23.8 million to $21.7 million. The following describes the out of period adjustments identified during FY09 and FY08:

Adjustments identified and recorded in 2009

Adjustment #1: Certain [* * *] in the Communications Test and Measurement segment E&O reserve resulted in an overstatement of cost of sales of $0.6 million relating to fiscal year 2008. Of the $0.6 million total overstatement, $0.1 million related to the fourth quarter of fiscal 2008, $0.2 million related to the second quarter of fiscal 2008, and $0.3 million related to the first quarter of fiscal 2008. [* * *].

Adjustment #2: Certain [* * *] in the Communications Test and Measurement segment commissions accrual resulted in an understatement of operating expenses of $0.8 million relating to the fourth quarter of fiscal 2008. [* * *].

Adjustment #3: Certain [* * *] in the Communications Test and Measurement segment prepaid expense balance which resulted in an understatement of operating expenses of $0.6 million relating to the fourth quarter of fiscal 2007. [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Adjustment #4: Certain [* * *] in the Communications Test and Measurement segment warranty accrual resulted in an overstatement of cost of sales of $0.7 million. Of the $0.7 million, $0.5 million related to fiscal quarters in 2009 and the remaining $0.2 million related to fiscal year 2008. Of the $0.2 million total overstatement in fiscal year 2008, $0.1 million related to the fourth quarter of fiscal 2008, and $0.1 million related to the third quarter of fiscal 2008. [* * *].

Adjustments identified and recorded in 2008

Adjustment #5: Certain [* * *] in the Communications Test and Measurement segment inter-company profit in ending inventory resulted in an understatement of cost of sales of $0.6 million in the quarter ended June 30, 2007 and an overstatement in the quarter ended September 29, 2007. [* * *].

Adjustment #6: Certain [* * *] in the Communications Test and Measurement segment cancelled check accounting process resulted in an overstatement of previous fiscal years’ cost of sales and operating expense of $0.5 million and $0.7 million, respectively. Of the $1.2 million total overstatement, $0.9 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #7: Certain [* * *] in the Communications and Commercial Optical Products segment deferred revenues for extended warranties resulted in a $1.1 million overstatement of revenues in prior fiscal years: $0.7 million related to the fiscal year ended June 30, 2007 and $0.3 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #8: Certain [* * *] in the Communications Test and Measurement and the Communications and Commercial Optical Products segment accruals for accounts payable and accrued liabilities resulted in an overstatement of cost of sales and operating expense of $2.7 million and $0.6 million, respectively. Of the $3.3 million total overstatement, $2.7 million related to the fiscal year ended June 30, 2007. [* * *].

Adjustment #9: Certain [* * *] in the Communications and Commercial Optical Products segment tax benefit resulted in an understatement of tax expense of $1.0 million in prior fiscal years. Of the $1.0 million total overstatement, $0.4 million related to the fiscal year ended June 30, 2007 and $0.6 million related to the fiscal year ended July 1, 2006. [* * *].

Adjustment #10: Certain [* * *] in the Communications Test and Measurement segment sales commissions resulted in an overstatement of operating expenses of $0.2 million in the fiscal quarter ended June 30, 2007. [* * *].

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Quantitative Materiality Analysis

Statement of Operations

From a quantitative perspective, the impact of the out of period adjustments, individually and combined, was evaluated with regard to the following:

•	individual affected line items in the financial statements (revenue, cost of sales, gross profit, operating expenses, and income tax),
•	net income (loss), and
•	earnings per share (“EPS”),
•

due to the size of the Company’s NOLs with valuation allowances in several of our largest jurisdictions, including the US, tax expense was not historically driven by consolidated pre-tax income but income mix and discrete items. As a result, materiality judgments have historically been performed on a net income basis.

Out of period adjustments for FY09:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income Tax (Benefit) Expense		Net Income (Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Balance prior to out of period adjustments	1,294.4		803.1		491.3		1,393.9		(2.3)		(865.8)		(4.02)

Out of Period Adjustments:
Adjustment #1			(0.6)	-0.07%	0.6	0.12%					0.6	-0.07%	0.003
Adjustment #2							0.8	0.06%			(0.8)	0.09%	(0.004)
Adjustment #3							0.6	0.04%			(0.6)	0.07%	(0.003)
Adjustment #4			(0.2)	-0.02%	0.2	0.04%					0.2	-0.02%	0.001

Total	0.0	0.00%	(0.8)	-0.10%	0.8	0.16%	1.4	0.10%	0.0	0.00%	(0.6)	0.07%	(0.003)

Balance as reported	1,294.4		802.3		492.1		1,395.3		(2.3)		(866.4)		(4.02)

The impact of the combined out of period adjustments decreased cost of sales by $0.8 million or 0.10%, increased gross profit by $0.8 million or 0.16%, and increased operating expenses by $1.4 million or 0.10%. In dollar amounts and in percentage terms, the impacts were immaterial.

The impact of the combined out of period adjustments did not change EPS.

Taking into account the low overall dollar and percentage amounts and when qualitative factors as set forth in SAB No. 99 were considered, management concluded that the impact of the out of period adjustment to FY09 was not material. See section on “Qualitative Materiality Analysis” below.

Out of period adjustments for FY08:

(in $ Millions)	Revenue		Cost of Sales		Gross Profit		Operating Expenses		Income Tax (Benefit) Expense		Net Income (Loss)		Earnings Per Share
	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$ million	%	$
Balance prior to out of period adjustments	1,531.2		941.5		589.7		725.8		1.4		(23.8)		(0.11)

Out of Period Adjustments:
Adjustment #5			0.6	0.06%	(0.6)	-0.10%					(0.6)	2.76%	(0.003)
Adjustment #6			(0.5)	-0.05%	0.5	0.08%	(0.7)	-0.10%			1.2	-5.53%	0.005
Adjustment #7	(1.1)	-0.07%	(0.1)	-0.01%	(1.0)	-0.17%					(1.0)	4.61%	(0.004)
Adjustment #8			(2.7)	-0.29%	2.7	0.46%	(0.6)				3.3	-15.21%	0.015
Adjustment #9									1.0	41.67%	(1.0)	4.61%	(0.004)
Adjustment #10							(0.2)	-0.03%			0.2	-0.92%	0.001

Total	(1.1)	-0.07%	(2.7)	-0.29%	1.6	0.27%	(1.5)	-0.21%	1.0	41.67%	2.1	-9.68%	0.009

Balance as reported	1,530.1		938.8		591.3		724.3		2.4		(21.7)		(0.10)

The impact of the combined out of period adjustments decreased revenue by $1.1 million or 0.07%, decreased cost of sales by $2.7 million or 0.29%, increased gross profit by $1.6 million or 0.27%, and decreased operating expenses by $1.5 million or 0.21%. On an individual basis, the dollar amounts, and the percentage impact of each out of period adjustment to an individual financial statement line item was immaterial. Although the impact in percentage term of the adjustment #9, related to income tax expense line item, is high we concluded that it was not material due to the nature and the amount of the item in relation to other line items.

With regard to the net loss, on a combined basis, the impact was $2.1 million or 9.68% of net loss. [* * *]. Our net losses for FY04, FY05, and FY06 were $115.5 million, $261.3 million, and $151.2 million, respectively. In FY07, we had a non-recurring, non-core-business event of recognizing net gains on sale of certain equity investments in our portfolio of $29.0 million. If the impact of this event was excluded from the net loss, the adjusted FY07 net loss would be $55.3 million. In addition, in FY08, we had a non-recurring, non-core-business event of receiving proceeds from a Nortel class action settlement of $61.6 million. If the impact of this event was excluded from FY08 net loss, the adjusted net loss would be $83.3 million and the impact of the out of period adjustment on FY08 adjusted net loss would be immaterial, 2.5% of adjusted net loss.

With regard to EPS, the impact was not material; it changed EPS by $0.01.

Taking into account the low overall dollar and the qualitative factors as set forth in SAB No. 99, management concluded that the impact of the out of period adjustment to FY08 was not material. See section on “Qualitative Materiality Analysis” below.

In addition to the assessment of the [* * *] on the current year’s financial statements, we evaluated the impact on previously issued periods. The following chart summarizes the impact of all adjustments, out of period adjustments, and originating [* * *] by periods:

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

(in $ millions)	FY 09	Q4 09	Q3 09	Q2 09	Q1 09	FY 08	Q4 08	Q3 08	Q2 08	Q1 08
Net income as reported	(866.4)	(59.5)	(85.2)	(705.3)	(16.4)	(21.7)	(29.8)	(6.2)	21.2	(6.9)
Out of period adjustments that do not reverse within the same year	(0.6)	(1.2)	—	—	0.6	2.1	0.2	—	2.5	(0.6)
Out of period adjustments that reverse within the same year	1.2	0.5	0.7	—	—	1.0	(0.1)	0.6	0.5	—
Originating errors	(1.2)	—	—	(1.1)	(0.1)	(1.0)	0.6	(0.4)	(0.5)	(0.7)

Total net positive / (negative) impact to net income	(0.6)	(0.7)	0.7	(1.1)	0.5	2.1	0.7	0.2	2.5	(1.3)

Percentage impact on net income as reported
Out of period adjustments that do not reverse within the same year	0.1%	2.0%	0.0%	0.0%	3.7%	-9.7%	0.7%	0.0%	11.8%	8.7%
Out of period adjustments that reverse within the same year	-0.1%	0.8%	0.8%	0.0%	0.0%	-4.6%	0.3%	9.7%	2.4%	0.0%
Originating Errors	-0.1%	0.0%	0.0%	0.2%	0.6%	-4.6%	2.0%	6.5%	2.4%	10.1%
Total net positive / (negative) impact to net income	0.1%	1.2%	0.8%	0.2%	3.0%	-9.7%	2.3%	3.2%	11.8%	18.8%

Out of period adjustments for FY07:

We considered the impact of the out of period adjustments on the current year, the previous years in which the [* * *] originally occurred, the trend in earnings, impact to individual segments, EPS, and other qualitative factors. We also considered the impact of the break-even periods as well as the Company’s trend for fluctuating earnings, and judgment of a “reasonable person” to reach the conclusion that these out of period adjustments are not material. See further discussion in the “Qualitative Materiality Analysis” section below.

The impact of the out of period adjustments was $1.5 million or 5.7% of FY07 net loss. In FY07, we had a non-recurring, non-core-business event of recognizing net gains on sale of certain equity investments in our portfolio of $29.0 million. If the impact of this event was excluded from the net loss, the adjusted FY07 net loss would be $55.3 million and the impact of the out of period adjustment on FY07 adjusted net loss would be immaterial, 2.7% of adjusted net loss.

Originating [* * *] Analysis

Set forth below is an analysis of the originating [* * *] by fiscal quarter and by fiscal year. The “originating [* * *]” materiality analysis reviews the impact of the adjustment to the period in which the [* * *] initially occurred. A discussion of originating [* * *] for fiscal quarters with high percentage adjustments is provided below:

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

(in $ millions)	Originating Errors	Net income (loss) as reported	Originating Errors As % of Net income (loss) as reported
FY 09
Q4	—	(59.5)	0.0%
Q3	—	(85.2)	0.0%
Q2	(1.1)	(705.3)	0.2%
Q1	(0.1)	(16.4)	0.6%
Reversing entries	1.2	N/A	—

	—	(866.4)	0.0%

FY 08
Q4	0.6	(29.8)	2.0%
Q3	(0.4)	(6.2)	6.5%
Q2	(0.5)	21.2	2.4%
Q1	(0.7)	(6.9)	10.1%
Reversing entries	1.0	N/A	—

	—	(21.7)	0.0%

We believe that a materiality assessment based solely upon the percentage measures is not appropriate. The materiality assessment should include both quantitative and qualitative factors. We also considered the remarks made by John White, the former Director of the Division of Corporation Finance of the SEC on January 24, 2008 with respect to the focus on financial reporting. During his remarks, he noted the Advisory Committee on Improvements to Financial Reporting has developed “a proposal that the Commission or the staff issue guidance reinforcing that those who evaluate the materiality of an accounting error should make the decision based on the perspective of a reasonable investor. In the Committee’s view, materiality should be judged based on how an error impacts the total mix of information available to a reasonable investor, and the evaluation of errors should be made on a “sliding scale,” recognizing that qualitative factors can lead to a determination that a quantitatively significant error may not be material (just as qualitative factors can be used to lead to a conclusion that a quantitatively small error is material)”, and comments made by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance of the SEC, in his remarks before the 2006 and 2007 AICPA National Conferences on Current SEC and PCAOB Developments on December 12, 2006, and December 11, 2007 with regard to the consideration of percentage measures, the impact of the errors to the total mix of information available to a reasonable investor, and believe that his comments support our assessment and outline a process of assessing the matter in a manner relatively similar to ours. The materiality assessment should be based on several quantitative and qualitative factors.

For Q1 FY08 the [* * *]. However, the adjustments were low in terms of absolute dollars ($0.7 million) and had no material impact to the annual results of FY08.

Other specific considerations for the adjustments, they did not impact the future financial results of the Company, they did not materially change any key performance indicators, they did not change net revenues which the Company’s management had provided guidance to the analyst/investor community, they did not change the trend of operating expense, or net loss, they did not change EPS from a loss into an income position, nor did the adjustment come from our operation and therefore it did not impact the fundamental value drivers of the business. When qualitative factors as set forth above were considered, management concluded that the impact of these out of period adjustments were not material. See section on “Qualitative Materiality Analysis”.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Balance Sheet

The impact of the out of period adjustments, individually and combined, is not material to any line item in the balance sheet.

Qualitative Materiality Analysis

Set forth below is a review of each of the qualitative factors set forth in SAB No. 99:

•

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The out of period adjustment arose from [* * *] and was not significantly qualitative to the consolidated financial statements.

•	Whether the misstatement masks a change in earnings or other trends.

Consideration of fluctuating net income: The Company has not historically operated at thin gross profits, 38.0% for FY09 and 38.6% for FY08. In addition, the Company incurred significant losses in previous fiscal years and most quarters of FY09, FY08, and FY07 as presented in the table below. Our net losses for FY04, FY05, and FY06 were $115.5 million, $261.3 million, and $151.2 million, respectively. As discussed above, the adjusted net losses for FY07 and FY08 were $55.3 million, and $83.3 million, respectively.

Reported Net Income / (Loss) By Fiscal Year (in $ millions)
	2009 (a)	2008 (b)	2007 (c)
Q1	(16.4)	(6.9)	(17.4)
Q2	(705.3)	21.2	23.2
Q3	(85.2)	(6.2)	(14.2)
Q4	(59.5)	(29.8)	(17.9)

	(866.4)	(21.7)	(26.3)

(a)	FY09 net loss includes $741.7 million of goodwill impairment.

(b)	FY08 net loss includes $61.6 million of proceeds from a Nortel class action settlement.

(c)	FY07 net loss includes $29.0 million of gain on sale of investments.

Accordingly, when the percentages of net income and EPS represented by the out of period adjustment are considered in the context of our results over a period of time we do not believe that such percentages would be material.

As a result we believe a measure similar to what we used to scope our significant accounts for our SOX 404 assessment is more appropriate. [* * *]. The impact of the [* * *] on FY08 and FY09 are significantly less than overall materiality.

Consideration of the percentage measures: We believe that for our circumstances, a materiality assessment based solely upon the percentage measures is not appropriate. The materiality assessment should be based on several quantitative and qualitative factors.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

In our response letters to the SEC related to past SAB 99 analyses we highlighted our consideration of the impact of the out of period adjustments on the current quarter, the previous quarters in which the [* * *] originated, the estimated annual net income (loss), the trend in earnings, the impact to individual segments, EPS, and other qualitative factors. In addition to the factors mentioned above, we also considered certain other qualitative factors, presented below, to reach the conclusion that the impact of currently identified out of period adjustments and when considered in combination with previously identified [* * *], are not material based on the qualitative factors.

Consideration of the trend of financial statement line items: The out of period adjustments did not change the trend of revenue, cost of sales, gross profit, operating expenses or net income (loss) for all the quarters and years impacted. In addition, the out of period adjustments did not materially change the revenue which the Company’s management provides guidance to the analysts and investment community.

The out of period adjustments did not change the trend of revenue, cost of sales gross profit, operating expenses, for FY09 and FY08. In addition, the out of period adjustment did not change net loss for FY09 and FY08 from a loss into an income position.

•

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. We believe the impact of the out of period adjustments to net income and EPS is not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

Historically, the Company has had significant net losses. Accordingly, revenue growth, free cash flow, and gross profit trends were and are the important measures for investors and analysts in assessing the Company’s performance. On a quarterly basis we provide only revenue guidance to the investment community.

During FY09 and FY08, there were fifteen financial analysts who follow JDSU’s financial results and publish reports. All analyst reports primarily focused on Non-GAAP measures. Non-GAAP measure calculation methodologies were neither consistent among the analysts nor disclosed in their respective reports. GAAP measures are rarely provided in these reports and if provided, they were not discussed in the commentary section of the analyst reports and were not consistently provided in all quarters of each fiscal year.

The impact of out of period adjustments on Non-GAAP EPS in relation to the consensus and the amounts reported is outlined below:

	Quarter Ended
	June 2009 Q4 09	March 2009 Q3 09	December 2008 Q2 09	September 2008 Q1 09	June 2008 Q4 08	March 2008 Q3 08	December 2007 Q2 08	September 2007 Q1 08
Non-GAAP Earnings Per Share Consensus	(0.02)	(0.03)	0.10	0.09	0.10	0.13	0.12	0.06
Non-GAAP Earnings Per Share Reported	(0.01)	(0.03)	0.12	0.11	0.07	0.14	0.22	0.08
Non-GAAP Earnings Per Share Adjusted	(0.01)	(0.04)	0.12	0.10	0.06	0.13	0.21	0.08

The impact of the out of period adjustments on Non-GAAP EPS does not change the Non-GAAP EPS from income into loss position and does not change trend of the Non-GAAP EPS Reported in relation to Non-GAAP EPS Consensus:

•	For Q4, Q2, and Q1 FY09, and Q2 and Q1 FY08, the Non-GAAP EPSs Reported and Adjusted both exceeded the Consensus.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE

CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

•	For Q4 FY08, both Non-GAAP EPS Reported and Adjusted were below Consensus.
•	For Q3 FY09, the Non-GAAP EPS reported met the Consensus and the Adjusted was below the Consensus by $0.01. We believed this was not significant to our investors and analysts.
•	For Q3 FY08, the Non-GAAP EPS reported exceeded the Consensus and the Adjusted met the Consensus. We believed this was not significant to our investors and analysts.

Therefore, we believe the impact of these out of period adjustments to Non-GAAP EPS were not significant to our investors and analysts and as such, the judgment of a “reasonable person” for reliance on our financial statements would not have changed.

•	Whether the misstatement changes a loss into income or vice versa. The out of period adjustments identified in the current and prior periods did not change a loss into income or vice versa.
•

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The impact on the segment out of period adjustments, were evaluated with regard to the following: (a) individual segment operating income (loss) and (b) total segment operating income (loss) for FY09 and FY08.

The impact of the out of period adjustments to operating income on a segment basis is as follows:

Fiscal year 2009

Operating income (loss) (in $ millions)	FY 2009
Communications Test and Measurement	$83.4
Communications and Commercial Optical Products	(8.6)
Advanced Optical Technologies	80.3
Corporate	(127.9)

Total segment operating income	$27.2

All four of the out of period adjustments recorded in the fiscal year 2009 related to our Communications Test and Measurement segment. The impact of the out of period adjustments, individually or combined, was evaluated with regard to the following: (a) the Communications Test and Measurement segment operating income of $83.4 million for the fiscal year 2009 and (b) the total segment operating income of $27.2 million for the fiscal year 2009. The impact of the out of period adjustments did not change the Communications Test and Measurement segment operating income from an income to a loss and did not change the total segment operating income from an income to a loss.

Operating income (loss) (in $ millions)	Balance prior to adjustment	Out of period Adjustments	Reported balance	%
Communications Test and Measurement	$84.0	$0.6	$83.4	1%
Communications and Commercial Optical Products	(8.6)	—	(8.6)	0%
Advanced Optical Technologies	80.3	—	80.3	0%
Corporate	(127.9)	—	(127.9)	0%

Total segment operating income	$27.8	$0.6	$27.2	2%

Based on above, the impact of the individual and combined out of period adjustments is not material in absolute dollar amounts to the annual Communications Test and Measurement segment operating income and the total segment operating income. We concluded that the impact of the out of period adjustments to the period they relate to was not material.

Fiscal year 2008

Operating income (loss) (in $ millions)	FY 2008
Communications Test and Measurement	$117.2
Communications and Commercial Optical Products	20.3
Advanced Optical Technologies	76.8
Corporate	(136.6)

Total segment operating income	$77.7

The total $2.1 million of out of period adjustments recorded in fiscal year 2008 consists of $3.2 million related to our Communications Test and Measurement segment and $1.1 million related to our Communications and Commercial Optical Products segment. The impact of the out of period adjustments, individually or combined, was evaluated with regard to the following: (a) the respective individual segment operating income for the fiscal year 2009 and (b) the total segment operating income of $77.7 million for the fiscal year 2009. The impact of the out of period adjustments did not change the operating income of Communications Test and Measurement segment or Communications and Commercial Optical Products segment from an income to a loss and did not change the total segment operating income from an income to a loss.

The impact of the out of period adjustments decreased Communications Test and Measurement segment operating income from $120.4 million to $117.2 million or 3%, increased Communications, and Commercial Optical Products segment operating income from $19.2 million to $20.3 million or 5%, and decreased total combined operating income for all segments from $79.8 million to $77.7 million or 3% for the fiscal year 2009.

Operating income (loss) (in $ millions)	Balance prior to adjustment	Out of period Adjustments	Reported balance	%
Communications Test and Measurement	$120.4	$3.2	$117.2	3%
Communications and Commercial Optical Products	19.2	(1.1)	20.3	-5%
Advanced Optical Technologies	76.8	—	76.8	0%
Corporate	(136.6)	—	(136.6)	0%

Total segment operating income	$79.8	$2.1	$77.7	3%

Based on above, the impact of the individual and combined out of period adjustments is not material in absolute dollar amounts to the annual Communications Test and Measurement segment operating income, the annual Communications and Commercial Optical Products segment operating income and the total segment operating income. We concluded that the impact of the out of period adjustments to the period they relate to was not material.

Fiscal year 2007

We assessed the impact of the out of period adjustments identified and recorded in FY09 and FY08 which originated in FY07 on segment results and concluded that the impact was immaterial and did not change our prior assessment.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements. The out of period adjustments have no effect on the company’s compliance with regulatory requirements.

•

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The out of period adjustments do not affect the registrant’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The out of period adjustments have no effect of increasing management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction. The out of period adjustments do not involve concealment of an unlawful transaction.

In addition to the qualitative considerations specifically contemplated by SAB 99, we have analyzed materiality using other qualitative considerations.

•

Volatility of Stock Price Due to Certain Disclosures. SAB 99 does not list as a qualitative consideration whether there is demonstrated volatility of a company’s stock price in response to certain types of disclosures or whether the company expects that disclosure of the change in classification would have a significant positive or negative market reaction, but it indicates that such considerations may be relevant. We do not believe that disclosure of the out of period adjustments and their impact would have a significant response in the marketplace, based on their true economic impact on the company. As discussed in our responses dated May 4, 2007 to the SEC Comment Letter, the disclosures of the out of period adjustments has no significant effect on our stock prices.

•

Consistency of Application of the Error. Although SAB 99 does not suggest consistent application as a qualitative factor, we considered whether the out of period adjustment impact has been consistent over the prior periods and whether the failure to apply certain accounting principles were used to manipulate any reported results or trends. Based on our review, we do not believe the failure to apply certain accounting principles were used to manipulate any reported results or trends.